Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Daniel H. April

Janet Clow

David F. Cunningham

Patrick J. Dolan

John M. Hickey

C.W.N. Thompson, Jr.

September 17, 2015

Via EDGAR correspondence and E-Mail

Ashley Vroman-Lee

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust

Registration Number under the Securities Act of 1933: 33-14905

Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Vroman-Lee:

I state below the above-referenced registrant’s responses to comments received from the staff on August 24, 2015 respecting post-effective amendment no. 97 to its Registration Statement on Form N-1A filed on June 30, 2015, as subsequently amended by post-effective amendment number 98 to its Registration Statement filed on July 15, 2015, relating to the Thornburg Better World International Fund.

The revisions to the registration statement which are described below are expected to be made in substantially the same form described, in the registrant’s post-effective amendment which is expected to be filed on or about September 30, 2015.

General Comments

1. Material Information. The staff requested that the registrant confirm that all material information will be included in the registration statement. We understand that the staff was referring in this comment to intentionally omitted figures and other information that was not available at the time of the filing or otherwise customarily excluded in such a filing.

Response. The registrant will include in the post-effective amendment which is expected to be filed on or about September 30, 2015 all material information which was omitted from post-effective amendment no. 98.

Thornburg Better World International Fund Prospectus and Related Summary Prospectus

2. “Principal Investment Strategies.” Page 3. The staff noted the first paragraph under the caption “Principal Investment Strategies,” which reads as follows:

The Fund pursues its investment goal by investing primarily in a broad range of foreign securities or depository receipts of foreign securities issued by companies

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
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Ashley Vroman-Lee

September 17, 2015

that demonstrate one or more positive environmental, social and governance (“ESG”) characteristics identified as significant by the Fund’s investment advisor, Thornburg Investment Management, Inc. (“Thornburg”).

Although the staff did not request any specific change to this disclosure, in our discussion with the staff we were reminded of staff guidance respecting the use of the words “world” or “international” in a fund’s name and that those words are understood by the staff to imply a fund will commit a sufficient level of its assets to investment in issuers of securities that are organized outside the United States, conduct a substantial amount of business outside the United States or are otherwise economically tied to countries outside the United States. The staff also advised in this vein that it has observed registrants which do not invest in a level of foreign securities sufficient, in the staff’s view, to be operating consistent with the use of the words “world” or “international” in a fund’s name. The staff further noted that the use of the word “primarily” in the referenced disclosure appears to be an acceptable indication to investors of the intent of the registrant to invest in countries around the world.

Response. The registrant confirms to the staff that it is cognizant of the guidance issued by the staff and the other views expressed by the staff in this context in comments to registrants. The registrant also confirms the word “primarily” in the referenced disclosure connotes that under normal conditions foreign securities will represent a substantial proportion of the Fund’s portfolio, and further confirm to you that the registrant understands the use of the word “international” to connote diversification among investments tied economically to a number of different countries throughout the world.

3. Principal Investment Strategies. Page 3. The staff noted the reference to “real estate investment trusts” in the second paragraph appearing under the caption “Principal Investment Strategies,” and requested that the registrant add a disclosure relating to principal risks of investments in REITs under the caption “Principal Investment Risks.”

Response. The registrant has determined to add the requested risk disclosure.

4. Principal Investment Strategies. Page 4. The staff noted the reference to “convertible bonds” in the third paragraph appearing under the caption “Principal Investment Strategies,” asked if the registrant expects to invest in convertible contingent bonds (sometimes referred to as “CoCos”), and requested that an appropriate description and disclosure of risk factors be added if the registrant expects to make these investments.

Response. The Fund does not intend to invest in convertible contingent bonds as a principal investment strategy.

5. Principal Investment Strategies. Page 4. The staff noted the reference to “domestic” in the disclosure appearing in the fourth paragraph under the caption “Principal Investment Strategies,” and asked to receive a clarification or explanation of the reference to domestic, in view of the Fund’s focus on foreign investments. The pertinent disclosure reads as follows:

The Fund’s investments are determined by individual issuer and industry analysis. Investment decisions also include consideration of domestic and international economic developments, outlooks for securities markets, interest rates and inflation, and the supply and demand for debt and equity securities.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.   ATTORNEYS AND COUNSELORS AT LAW

Ashley Vroman-Lee

September 17, 2015

Response. The registrant’s investment personnel consider a wide variety of information in evaluating potential investments. Because of the significance of the United States economy to the broader global economy, developments in this country are a factor in evaluating foreign investments. For example, indications by the Federal Reserve that it will implement higher policy interest rates in September are believed to have contributed to outflows of capital from certain emerging markets countries in recent months.

6. Principal Investment Risks. Page 4. The staff noted the reference to a “significant percentage” in the following disclosure, which appears in the paragraph “Developing Country Risk” paragraph under the caption “Principal Investment Risks,” and asked that the reference be clarified. The pertinent disclosure reads as follows:

An issuer domiciled in a developed country may be similarly affected by these developing country risks to the extent that the issuer conducts a significant percentage of its business in developing countries.

Response. Following some reflection on the staff’s comment, the registrant has determined to delete the words “a significant percentage of” from the referenced disclosure, because those words are not necessary to the meaning of the disclosure.

7. Management. Page 6. The staff asked the registrant to confirm that the individual identified under the caption “Management – Portfolio Manager,” on page 6 is primarily responsible for the management of the Fund.

Response. This will confirm that the identified individual, as portfolio manager, is primarily responsible for the management of the Fund as we understand the definition of that term in Form N-1A. Please see item 12, below.

8. Acquired Fund Fees and Expenses. The staff reminded the registrant of the requirements of Instruction 3(f) to Item of Form N-1A relating to disclosures of acquired fund fees and expenses.

Response. This will confirm that the registrant is cognizant of the requirements of Item 3 and the referenced Instruction.

9. Additional Information About Fund Investment Goals and Strategies, and About Risks of Fund Investment Strategies. Pages 7 – 14. The staff recommended that the registrant consider clarifying the differentiation in this disclosure between principal investment strategies and other strategies of the Fund.

Response. The registrant has considered the staff’s recommendation, and believes that the referenced disclosure, particularly when read together with the fund summary disclosure for the Fund made in respect of the requirements of Item 4, presents a clear delineation between strategies that are principal strategies of the Fund and strategies that are not. The registrant expects to reconsider this question again, however, at the next occasion when its prospectuses are updated.

10. Investment Advisor. Page 25. The staff reminded the registrant of Item 10(a)(1)(iii) of Form N-1A, which requires a statement in this portion of the prospectus that a discussion regarding the basis for governing board approval of any investment advisory contract is available in the fund’s annual or semi-annual report to shareholders, as applicable, and providing the period covered by the report.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.   ATTORNEYS AND COUNSELORS AT LAW

Ashley Vroman-Lee

September 17, 2015

Response. The Fund has not yet issued a report to shareholders, and will not do so until after the conclusion of its first expected semi-annual period of operations, ending March 31, 2016. The registrant will, however, include a statement in this portion of the prospectus, adjacent to the table disclosing fee levels in the advisory contract, stating as follows:

A discussion regarding the basis for the approval of the Fund’s Investment Advisory Agreement will be contained in the Fund’s first semi-annual report to shareholders, expected to be issued for the period ending March 31, 2016.

11. Trustees. Page 16. The staff requested that the registrant delete the disclosure which appears under the caption “Trustees.”

Response. The registrant has determined to remove the disclosure as requested.

12. Fund Portfolio Manager. Page 26. The staff requested that the registrant state that, if the portfolio manager identified under the caption “Fund Portfolio Manager” is primarily responsible for the Fund’s management, that fact should be disclosed.

Response. The registrant will add such a disclosure, together with some additional information respecting Thornburg’s management approach, substantially as follows:

Portfolio management at Thornburg is a collaborative process. As the Fund’s portfolio manager, Mr. Kelly is primarily responsible for the Fund’s portfolio management, and is assisted by portfolio managers for other Thornburg Funds and analysts employed by Thornburg in evaluating investments and performing other portfolio management functions.

Statement of Additional Information

13. Management. Pages 41 – 42. The staff reminded the registrant that it will be necessary to include the required governing board compensation information identified in the statement of additional information under the caption “Management.”

Response. The referenced information will be provided in the post-effective amendment we refer to above, as of the most recently completed calendar year and as revised to reflect any material events since that time, in accordance with Item 17 of Form N-1A.

Other Matters

This letter constitutes our representation, on behalf of the registrant, that the registrant will not raise as a defense in any securities related litigation the comments raised by the staff in respect to the described amendment. We understand that the staff’s request for this representation, and the registrant’s representation, should not be construed as confirming that there is or is not, in fact, an inquiry, investigation or other matter involving the registrant.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.   ATTORNEYS AND COUNSELORS AT LAW

Ashley Vroman-Lee

September 17, 2015

Please contact me with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

DHA

File No. 5787.015

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.   ATTORNEYS AND COUNSELORS AT LAW